EXHIBIT 99.4

TotalEnergies renews its global partnership with Peugeot, Citroën, DS Automobiles and extends it to Opel and Vauxhall

Paris, June 22, 2021 - TotalEnergies and Stellantis announce the renewal of their partnership for the next five years for the Peugeot, Citroën and DS Automobiles brands. The two Groups are also opening a new chapter with its expansion to include Opel and Vauxhall. These global cooperation agreements now cover five core areas:

•	Increased collaboration in Research & Development, with common R&D objectives in terms of sustainable development and innovation, particularly in new forms of mobility, low-carbon or bio-sourced fuels, lubricants and fluids specially optimized for new electrified engines and their components, including batteries.

•	“First-fill” lubricants, with the supply of lubricants by TotalEnergies for vehicles produced in the factories of the five Stellantis Group brands concerned throughout the world.

•	Exclusive recommendation of Quartz lubricants in the after-sales and maintenance networks of the Peugeot, Citroën, DS Automobiles, Opel and Vauxhall brands. Approved repair specialists have access to TotalEnergies' high-tech motor oils, specifically developed for the engines of these five brands of vehicles, guaranteeing performance, reliability and fuel savings.

•	Automobile competition, with technical and sporting cooperation which will henceforth focus exclusively on the various electric and hybrid programmes launched by the brands:

o	Peugeot's return to the 24 Hours of Le Mans and the FIA-World Endurance Championship in the Hypercar category for hybrid prototypes, with the design of batteries resulting from the collaboration between Peugeot Sport and TotalEnergies, through its subsidiary SAFT, as well as the development of specific fluids.

o	Continued support for the title holding team DS-TECHEETAH in the ABB FIA Formula E World Championship, an electric single-seater competition with the development of the Quartz EV Fluid range.

o	A new partnership with Opel Motorsport which launches the Opel Corsa-e Rally Cup, the first electric rally world cup

•	Mobility and EV charging are a new aspect of this partnership. Free2Move, the Mobility Brand of Stellantis, will use the network of charging stations operated by TotalEnergies for its car-sharing activity in Paris. Other proposals related to simpler electric mobility are also under consideration.

"We are proud of the renewed trust of our long-standing partner and are pleased to extend this collaboration to electric mobility and to the supply of lubricants for the Opel and Vauxhall brands." emphasises Alexis Vovk, President Marketing & Services at TotalEnergies. "By placing the customer more than ever at the heart of our strategies, this renewal illustrates the values shared by both groups: team spirit, performance and taste for innovation. This extended partnership also demonstrates our shared desire to make electric mobility accessible to all, thus putting our expertise at the service of our respective commitments to meet the climate challenge".

"We are very proud to strengthen our collaboration with TotalEnergies". says Thierry Koskas, Chief Sales and Marketing Officer of Stellantis. "The advanced lubricant technologies and co-developments launched on high performance batteries will be major technological advances in our business and mobility offerings of tomorrow, for our everyday customers and for our motorsport business".

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About TotalEnergies & Lubricants

TotalEnergies is a leading global manufacturer and marketer of lubricants. It has 42 production plants worldwide, more than 5,800 employees and distributes its products in 150 countries. The Lubricants activity of TotalEnergies offers innovative, efficient and environmentally responsible products and services developed at its R&D centers by more than 130 researchers. TotalEnergies is a partner of choice for the automotive, industrial and marine markets.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Stellantis Contacts

Media : Frédéric Bart : + 33 6 32 13 78 80 l frederic.bart@stellantis.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.